SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13e-3 TRANSACTION STATEMENT
              (Pursuant to Section 13(e) of The Securities Exchange
                                  Act of 1934)

                                 Amendment No.2

                              BOWATER INCORPORATED
                              (Name of the Issuer)

                              BOWATER INCORPORATED
                      (Name of Person(s) Filing Statement)

    Depositary Shares, Each Representing a One-Fourth Interest in a Share of
      8.40% Series C Cumulative Preferred Stock, Par Value $1.00 Per Share,
                      $100 Liquidation Preference Per Share
                         (Title of Class of Securities)

                                   102183-605
                      (CUSIP Number of Class of Securities)

                                 Wendy C. Shiba
                     Secretary and Assistant General Counsel
                              Bowater Incorporated
                             55 East Camperdown Way
                                 P. O. Box 1028
                              Greenville, SC 29602
                                 (803) 271-9337
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of Person(s) Filing Statement)

                                    Copy to:

                              Eric B. Amstutz, Esq.
                              Jo Watson Hackl, Esq.
                     Wyche, Burgess, Freeman & Parham, P.A.
                             44 East Camperdown Way
                                  P. O. Box 728
                              Greenville, SC 29602
                                 (803) 242-8200



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This statement is filed in connection with (check the appropriate box):
         a.[_]             The filing of solicitation materials or an
                           information statement subject to Regulation 14A,
                           Regulation 14C or Rule 13e-3(c) under the Securities
                           Exchange Act of 1934.
         b.[_]             The filing of a registration statement under the
                           Securities Act of 1933.
         c.[X]             A tender offer.
         d.[_]             None of the above.

         Check the following box if soliciting materials or an information
statement referred to in checking box (a)     are preliminary copies: [ ]


                            CALCULATION OF FILING FEE




                  Transaction Valuation*             Amount of Filing Fee**


                  $ 94,775,000.00                      $ 18,955.00




 * Assumes purchase of 3,400,000 Depositary Shares at $ 27.875 per Depositary Share.
** Calculated based on the transaction valuation multiplied by one-fiftieth of one percent.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $18,955.00    Filing Party:   Bowater Incorporated

Form or Registration No.:   Schedule 13E-4         Date Filed: October 16, 1995





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         This Amendment No. 2 dated November 17, 1995, amends the Rule 13e-3
Transaction Statement (the "Schedule 13E-3") filed with the Securities and Exchange Commission on October 16, 1995 by Bowater Incorporated, a Delaware corporation (the "Company"), in connection with its offer to purchase any and all of the outstanding Depositary Shares (the "Depositary Shares"), each representing a one-fourth interest in a share of its 8.40% Series C Cumulative Preferred Stock, par value $1.00 per share, liquidation preference $100.00 per share.
         The Company hereby files with this Amendment No. 2 a copy of the press release which was released by the Company on November 16, 1995.

         The following information amends the information previously included in the Schedule 13E-3.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (d)(9)            Press release dated November 16, 1995.

                                        2

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                                S I G N A T U R E

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                               BOWATER INCORPORATED



                               By:      /s/ Michael F. Nocito
                                        Name: Michael F. Nocito
                                        Title: Vice President - Controller

Dated: November 17, 1995



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                                 EXHIBIT INDEX


                                                                    SEQUENTIALLY
EXHIBIT                                                                 NUMBERED
NO.               DESCRIPTION                                               PAGE


(d)(9)            Press Release dated November 16, 1995 . . . . . . . . . . . 5